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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                            SENECA FOODS CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                              COMMON STOCK CLASS B
________________________________________________________________________________
                         (Title of Class of Securities)

                                  817070 10 5
________________________________________________________________________________
                                 (CUSIP Number)

               GARY HANSEN, HANSEN FRUIT & COLD STORAGE CO., INC.
                  PO BOX 9755, YAKIMA, WA 98909 (509) 457-4153
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 7, 2001
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No. 817070 10 5                 13D                     Page   of   Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     HANSEN FRUIT & COLD STORAGE CO., INC. A WASHINGTON CORP. 91-0540569
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     WASHINGTON STATE
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    -0-
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     0%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     CO
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

Seneca Foods Corporation
1162 Pittsford-Victor Road
Pittsford, New York  14534

ITEM 2. IDENTITY AND BACKGROUND

         (a)   Hansen Fruit & Cold Storage Co., Inc.
               A Washington Corporation

         (b)   Address of principal business and principal office is:
               10 East Mead Ave.
               P.O. Box 9755
               Yakima, Washington 98909

         (c)   Principal Business is fresh fruit packer & shipper

         (d)   None

         (e)   None


(a) Gary Hansen               (a) Harley Hansen             (a) Joanne Pratt
(b) PO Box 9755               (b) PO Box 9755               (b) PO Box 9755
    Yakima, WA 98909              Yakima, WA 98909              Yakima, WA 98909
(c) President & Director      (c) Secretary & Director      (c) Director
(d) No                        (d) No                        (d) No
(e) No                        (e) No                        (e) No
(f) USA                       (f) USA                       (f) USA



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Sale of Securities for Cash in the amount of $1,962,000.00

ITEM 4. PURPOSE OF TRANSACTION

     Sale of securities to generate working capital

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) None
     (b) None
     (c) 1. Gary Hansen
         2. September 7, 2001
         3. 163,500 shares sold
         4. $12.00 per share
         5. Sold thru: Ben Auger
                       Boenning & Scattergood, Inc.
                       4 Tower Bridge
                       200 Barr Garbor Drive Suite 300
                       West Conshohocken, PA 19428-2979
     (d) None
     (e) September 7, 2001

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 11th day of September, 2001


/s/ Gary Hansen                            /s/ Harley Hansen
-----------------------------              -------------------------------------
Gary Hansen                                Harley Hansen


Joanne Pratt                               Hansen Fruit & Cold Storage Co., Inc.
-----------------------------
Joanne Pratt


                                           /s/ Gary Hansen
                                           -------------------------------------
                                           By: Gary Hansen, President